                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                             WILMAR INDUSTRIES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   971426 10 1
                                  -------------
                                 (CUSIP Number)

                             FRED B. GROSS, ESQUIRE
                             WILMAR INDUSTRIES, INC.
                                303 HARPER DRIVE
                          MOORESTOWN, NEW JERSEY 08057
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 MARCH 10, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 971426 10 1                                                PAGE 2 OF 5


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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               WILLIAM S. GREEN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
               OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS
         2(d) or 2(e) [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
               NEW JERSEY
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                       7       SOLE VOTING POWER
NUMBER                               2,079,036
                       ---------------------------------------------------------
OF SHARES              8       SHARED VOTING POWER
                                     0 SHARES
BENEFICIALLY           ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
OWNED                                2,079,036
                       ---------------------------------------------------------
BY EACH                10      SHARED DISPOSITIVE POWER
                                     0 SHARES
REPORTING

PERSON WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,079,036 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.59%
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14       TYPE OF REPORTING PERSON*
               IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 971426 10 1                                                PAGE 3 OF 5


ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, no par value (the "Common Stock"), of Wilmar Industries, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 Harper Drive, Moorestown, New Jersey 08057.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by William S. Green.

         (b) The business address of William S. Green is Wilmar Industries, Inc., 303 Harper Drive, Moorestown, New Jersey 08057

         (c) Mr. Green is the Chairman, President and Chief Executive Officer of the Issuer, the principal business of which is the national marketing and direct distribution of repair and maintenance products, principally to the apartment housing industry.

         (d) During the last five years, Mr. Green has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Green has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Green is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Mr. Green initially purchased the shares with his personal assets; such purchases were not effected with the proceeds of any borrowings.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) The shares were originally purchased for the purposes of investing in the growth of the Issuer, providing capital to the Issuer and maintaining control of the Issuer. Mr. Green presently plans to sell 15,000 shares of the Issuer's Common Stock during each of the Issuer's fiscal quarters, regardless of the price of the Common Stock.

         Mr. Green has no plans or proposals that relate to or would result in any of the events described in subparagraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Green beneficially owns 2,079,036 shares of Common Stock, which constitutes 15.59% of the Common Stock outstanding as of March 2, 1998. Such securities were acquired as described in Item 3.

         (b) Mr. Green has sole voting power and power to dispose of the shares of Common Stock beneficially owned by him.

CUSIP NO. 971426 10 1                                                PAGE 4 OF 5


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           None.
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CUSIP NO. 971426 10 1                                                PAGE 5 OF 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     MARCH 31, 1998
                                             ---------------------------
                                                       (Date)



                                                /S/ WILLIAM S. GREEN
                                             ---------------------------
                                                     (Signature)